Tel Aviv, September 3, 2008 Our ref. 110931/1250

CONFIDENTIAL SUBMISSION
VIA EDGAR

Wilson K. Lee, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Acro Inc.
Form 10-KSB for the year ended 3/31/2007
Filed on March 13, 2008
File No. 000-50482

Dear Mr. Lee:

        In connection with the comments of the Division of Corporation Finance as set forth in your letter dated August 28, 2008, with respect to the above referenced filing of ACRO Inc. (the “Company”), each of the comments in your letter is reproduced below, followed by the corresponding response.

Certifications

1.	We note that your certification were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-B. Some of the discrepancies include replacing the word “report” with “yearly report” and making reference to “quarterly” in paragraph two. Please be aware that future periodic filings should be in compliance with Regulation S-K. Please confirm that in future filings, you will file certifications in the exact form outlined in Item 601(B)(31)(i) of Regulation S-K.

Response.

        We hereby confirm that in future filings, we will file certifications in the exact form outlined in Item 601(B)(31)(i) of Regulation S-K.

Closing Comments

2.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

—	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response.

        The Company hereby acknowledges to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the following:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ACRO INC. By: /s/ Gadi Aner —————————————— Gadi Aner Chief Executive Officer

        cc: Itay Frishman, Adv.

Acro Inc, 37 Inbar St. Caesaria, Israel
Tel: +972-4-6260483	Fax: +972-4-6360297
E-Mail: info@acrosec.com	www.acrosec.com